Cypress Semiconductor Corporation 198 Champion Court San Jose, CA 95134-1599	Rain Acquisition Corp. c/o Cypress Semiconductor Corporation 198 Champion Court San Jose, CA 95134-1599

July 3, 2012

VIA EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attention: Mellissa Campbell Duru, Esq.

Re:	Ramtron International Corporation

Schedule TO-T filed on June 21, 2012

Schedule TO-T/A field on June 28, 2012

Filed by Rain Acquisition Corp. and Cypress Semiconductor Corporation

File No. 005-40467

Ladies and Gentlemen:

In response to your request in the letter dated June 28, 2012 relating to the above-referenced filings, Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Cypress (“Purchaser,” and together with Cypress, “Bidder”), hereby acknowledge the following:

1.	Bidder is responsible for the adequacy and accuracy of the disclosure in Bidder’s filings;

2.	Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Bidder’s filings; and

3.	Bidder may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Very truly yours,

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ Brad W. Buss
Name: Brad W. Buss
Title: Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ Brad W. Buss
Name: Brad W. Buss
Title: Secretary

cc:	Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Selim Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bradley L. Finkelstein, Wilson Sonsini Goodrich & Rosati, Professional Corporation